Exhibit 99.2

TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED JUNE 30, 2021

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	June 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$53,171	$71,212
Restricted cash	10,377	31,313
Short-term investments	-	9,987
Accounts receivable, net	62,465	55,445
Equipment Installment Plan (“EIP”) receivables, net	43,441	43,538
Inventory	9,729	14,612
Prepaid expenses and other current assets	42,933	28,833
Total current assets	222,116	254,940
Property and equipment, net	333,799	362,919
Operating lease right-of-use assets, net	165,631	155,996
License costs and other intangible assets, net	85,631	85,493
Goodwill	9,906	10,223
Long-term EIP receivables	35,675	37,252
Deferred income taxes	30,519	37,573
Other assets	54,691	44,635
Total assets	$937,968	$989,031

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$24,646	$19,906
Construction accounts payable	12,577	16,483
Current portion of debt and financing lease liabilities	34,652	21,001
Customer deposits and unearned revenue	26,932	27,386
Short-term operating lease liabilities	17,363	17,900
Other current liabilities and accrued expenses	94,206	116,433
Total current liabilities	210,376	219,109

Long-term debt and financing lease liabilities	623,806	630,755
Deferred income taxes	6,555	7,966
Non-current operating lease liabilities	153,891	138,478
Other non-current liabilities	27,373	31,612
Total liabilities	1,022,001	1,027,920

Commitments and contingencies

Shareholders' deficit:
Common shares and additional paid-in capital; no par value, unlimited authorized, 59,921,124 and 59,126,613 shares issued and outstanding	7,176	5,978
Accumulated deficit	(123,321)	(97,369)
Accumulated other comprehensive income	6,881	9,936
Total Trilogy International Partners Inc. shareholders' deficit	(109,264)	(81,455)
Noncontrolling interests	25,231	42,566
Total shareholders' deficit	(84,033)	(38,889)

Total liabilities and shareholders' deficit	$937,968	$989,031

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(US dollars in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenues
Wireless service revenues	$104,931	$94,570	$214,857	$201,207
Wireline service revenues	27,108	18,789	53,270	37,557
Equipment sales	23,363	19,671	54,449	44,630
Non-subscriber international long distance and other revenues	2,167	1,970	4,324	4,383
Total revenues	157,569	135,000	326,900	287,777

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	53,429	48,141	107,408	99,312
Cost of equipment sales	24,907	21,122	59,050	47,360
Sales and marketing	22,697	16,895	43,200	38,492
General and administrative	31,072	29,342	59,884	57,209
Depreciation, amortization and accretion	29,376	26,012	57,556	51,969
Loss on disposal of assets and sale-leaseback transaction	149	1,810	597	2,530
Total operating expenses	161,630	143,322	327,695	296,872
Operating loss	(4,061)	(8,322)	(795)	(9,095)

Other (expenses) income
Interest expense	(13,212)	(11,055)	(26,515)	(22,469)
Change in fair value of warrant liability	54	(1)	107	(51)
Debt issuance and modification costs	(7,016)	-	(7,016)	-
Other, net	415	(1,014)	2,238	(2,967)
Total other expenses, net	(19,759)	(12,070)	(31,186)	(25,487)
Loss before income taxes	(23,820)	(20,392)	(31,981)	(34,582)
Income tax (expense) benefit	(2,655)	1,156	(6,230)	(1,909)
Net loss	(26,475)	(19,236)	(38,211)	(36,491)
Less: Net loss attributable to noncontrolling interests	9,266	8,200	12,259	14,346
Net loss attributable to Trilogy International Partners Inc.	$(17,209)	$(11,036)	$(25,952)	$(22,145)

Comprehensive (loss) income
Net loss	$(26,475)	$(19,236)	$(38,211)	$(36,491)
Other comprehensive income (loss):
Foreign currency translation adjustments	29	11,083	(6,089)	(10,084)
Net (loss) gain on short-term investments	(12)	-	(2)	-
Other comprehensive income (loss)	17	11,083	(6,091)	(10,084)
Comprehensive loss	(26,458)	(8,153)	(44,302)	(46,575)
Comprehensive loss attributable to noncontrolling interests	9,254	2,697	15,254	19,358
Comprehensive loss attributable to Trilogy International Partners Inc.	$(17,204)	$(5,456)	$(29,048)	$(27,217)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 14 - Earnings per Share)	$(0.29)	$(0.19)	$(0.44)	$(0.39)
Diluted (see Note 14 - Earnings per Share)	$(0.29)	$(0.19)	$(0.44)	$(0.39)

Weighted average common shares:
Basic	58,841,859	57,525,613	58,814,840	57,455,570
Diluted	58,841,859	57,525,613	58,814,840	57,455,570

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Changes in Shareholders' Deficit

(US dollars in thousands, except shares)

(unaudited)

					Accumulated
Three Months Ended			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss) Income	Interests	Deficit
Balance, March 31, 2020	58,884,114	$-	$4,067	$(60,691)	$(6,233)	$57,797	$(5,060)
Dividends declared and paid	-	-	-	-	-	(2,960)	(2,960)
Equity-based compensation	-	-	978	-	-	1,866	2,844
Net loss	-	-	-	(11,036)	-	(8,200)	(19,236)
Other comprehensive income	-	-	-	-	5,580	5,503	11,083
Other	-	-	(728)	-	3	(638)	(1,363)
Balance, June 30, 2020	58,884,114	$-	$4,317	$(71,727)	$(650)	$53,368	$(14,692)

Balance, March 31, 2021	59,921,124	$-	$6,337	$(106,112)	$6,877	$36,881	$(56,017)
Dividends declared and paid	-	-	-	-	-	(2,491)	(2,491)
Equity-based compensation	-	-	842	-	-	57	899
Net loss	-	-	-	(17,209)	-	(9,266)	(26,475)
Other comprehensive income	-	-	-	-	5	12	17
Other	-	-	(3)	-	(1)	38	34
Balance, June 30, 2021	59,921,124	$-	$7,176	$(123,321)	$6,881	$25,231	$(84,033)

					Accumulated
Six Months Ended			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	Deficit
Balance, December 31, 2019	58,451,931	$-	$3,439	$(71,134)	$4,415	$55,488	$(7,792)
Cumulative effect of accounting changes	-	-	-	21,552	-	23,897	45,449
Dividends declared and paid	-	-	-	-	-	(8,085)	(8,085)
Equity-based compensation	-	-	1,856	-	-	2,010	3,866
Net loss	-	-	-	(22,145)	-	(14,346)	(36,491)
Other comprehensive loss	-	-	-	-	(5,072)	(5,012)	(10,084)
Issuance of shares related to RSUs and other	432,183	-	(978)	-	7	(584)	(1,555)
Balance, June 30, 2020	58,884,114	$-	$4,317	$(71,727)	$(650)	$53,368	$(14,692)

Balance, December 31, 2020	59,126,613	$-	$5,978	$(97,369)	$9,936	$42,566	$(38,889)
Dividends declared and paid	-	-	-	-	-	(2,491)	(2,491)
Equity-based compensation	-	-	1,770	-	-	114	1,884
Net loss	-	-	-	(25,952)	-	(12,259)	(38,211)
Other comprehensive loss	-	-	-	-	(3,096)	(2,995)	(6,091)
Issuance of shares related to RSUs and other	794,511	-	(572)	-	41	296	(235)
Balance, June 30, 2021	59,921,124	$-	$7,176	$(123,321)	$6,881	$25,231	$(84,033)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

(unaudited)

	Six Months Ended June 30,
	2021	2020
Operating activities:
Net loss	$(38,211)	$(36,491)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Provision for doubtful accounts	5,059	7,817
Depreciation, amortization and accretion	57,556	51,969
Equity-based compensation	1,884	3,866
Loss on disposal of assets and sale-leaseback transaction	597	2,530
Non-cash right-of-use asset lease expense	10,147	9,175
Non-cash interest expense, net	3,596	1,714
Settlement of cash flow hedges	(1,073)	(758)
Change in fair value of warrant liability	(107)	51
Non-cash (gain) loss from change in fair value on cash flow hedges	(1,711)	3,100
Unrealized (gain) loss on foreign exchange transactions	(559)	619
Deferred income taxes	4,581	(4,079)
Changes in operating assets and liabilities:
Accounts receivable	(12,456)	(10,236)
EIP receivables	(1,202)	2,019
Inventory	4,613	(1,030)
Prepaid expenses and other current assets	(14,718)	(11,341)
Other assets	(2,907)	1,548
Accounts payable	4,936	4,546
Customer deposits and unearned revenue	276	3,253
Operating lease liabilities	(5,962)	(7,903)
Other current liabilities and accrued expenses	(19,526)	(10,305)
Net cash (used in) provided by operating activities	(5,187)	10,064

Investing activities:
Purchases of property and equipment	(40,716)	(31,201)
Maturities and sales of short-term investments	9,987	-
Purchase of spectrum licenses and other additions to license costs	(6,735)	-
Other, net	(2,922)	(1,628)
Net cash used in investing activities	(40,386)	(32,829)

Financing activities:
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(366,215)	(240,893)
Proceeds from debt	350,000	253,213
Proceeds from EIP receivables financing obligation	28,365	12,558
Debt issuance and modification costs	(1,889)	(1,435)
Dividends to noncontrolling interests	(2,491)	(8,085)
Other, net	(269)	(192)
Net cash provided by financing activities	7,501	15,166

Net decrease in cash, cash equivalents and restricted cash	(38,072)	(7,599)

Cash, cash equivalents and restricted cash, beginning of period	102,525	78,462

Effect of exchange rate changes	(905)	(2,084)

Cash, cash equivalents and restricted cash, end of period	$63,548	$68,779

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). All intercompany transactions and accounts have been eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2020 is derived from the Company’s audited financial statements at that date, which should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements has been condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

Certain amounts in the prior period Condensed Consolidated Statements of Cash Flows related to restricted cash have been reclassified to conform to the current year’s presentation.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

The Company has two reportable segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional information relating to our reportable segments is included in Note 17 – Segment Information. Below is a brief summary of each of the Company’s operations:

New Zealand:

Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation (“3G”) and fourth generation (“4G”) networks. 2degrees maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. In addition, 2degrees offers fixed broadband communications services to residential and enterprise customers.

As of June 30, 2021, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.2%.

Bolivia:

Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers fixed wireless broadband services and public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of June 30, 2021, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5%.

Impact of COVID-19 on our Business:

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

During the prior year and continuing through the filing date of these Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of potential future effects on the Company’s businesses and financial results cannot be reliably estimated.

In New Zealand, the government’s swift and significant response during 2020 had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions to mitigate impacts throughout the prior year. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 17 – Segment Information), began to improve sequentially in the latter part of 2020 and continuing into the first half of 2021 as compared to the initial months of the pandemic. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers. More specifically, 2degrees continues to face a risk of increased bad debt expense and suppression of roaming revenues as international travel continues to be restricted, although to date we have not yet observed a significant increase in bad debt expense in New Zealand.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. Over the course of 2020 and continuing through the first half of 2021, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.

Additionally, continuing through the first half of 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. During the three months ended June 30, 2021, certain regions in Bolivia experienced a resurgence of COVID-19 cases which resulted in additional measures that suppressed typical customer behavior. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the six months ended June 30, 2021. Specifically, the unexpected resurgence of cases in April and May 2021 resulted in a reduction of revenues, an increase in net losses, and negative Segment Adjusted EBITDA for the three months ended June 30, 2021 as compared to the previous quarter. Similarly, the net losses incurred in the prior year impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in the prior year and has continued to retain a full reserve through June 30, 2021. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel’s long-lived assets, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively brief as compared to the related asset lives and thus has not resulted in events or changes in circumstances that change long-term expectations that would indicate asset carrying values may not be recoverable as of June 30, 2021. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel’s financial performance could cause management to change its expectation with respect to NuevaTel’s ability to generate long-term cash flows and may thus trigger a review of long-lived assets for impairment. As a result, an improvement in NuevaTel’s key financial metrics over the remaining course of fiscal year 2021 will be important to the expectation of recoverability of long-lived assets. The improvement in sequential financial metrics, including Segment Adjusted EBITDA, that occurred in the first quarter of 2021, which was interrupted by the resurgence of COVID-19 cases in the second quarter of 2021, is expected to continue in the second half of the current year as the environment stabilizes; but, if sequential improvement in key financial metrics is not observed in the third and fourth quarters of 2021, asset recoverability may be reassessed. Further, we note that while financial metrics have been significantly impacted by the pandemic, demand for telecommunication services and the importance of connectivity for the communities we serve have never been more critical, thus driving the current judgement that long-term expectations are unchanged. Management will continue to monitor financial and operational metrics over the second half of 2021 and evaluate whether financial metrics indicate improving trends or if facts and circumstances have changed and testing of assets for impairment is required. As of June 30, 2021, the balances of NuevaTel’s long-lived assets subject to recoverability consideration are material and include $86.5 million of Property and equipment, net and $55.7 million of License costs and other intangible assets, net.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $25.1 million of cash, cash equivalents and restricted cash as of June 30, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the six months ended June 30, 2021. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

Summary of Significant Accounting Policies

Use of Estimates:

The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The Company classifies cash as restricted when the cash is unavailable for use in general operations. The restricted cash balances held by the Company consisted primarily of cash balances restricted under the terms of debt agreements, with the remaining cash balances restricted to offset current installments of debt or restricted as collateral for performance obligations under certain contracts with suppliers.

Balance sheet information related to cash, cash equivalents and restricted cash as of June 30, 2021 and December 31, 2020 consisted of the following:

	As of June 30, 2021	As of December 31, 2020
Cash and cash equivalents	$53,171	$71,212
Restricted cash	10,377	31,313
Total cash, cash equivalents and restricted cash	$63,548	$102,525

Accounts Receivable, net:

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $7.4 million and $8.8 million as of June 30, 2021 and December 31, 2020, respectively.

Cloud computing arrangements that are service contracts:

The Company enters into hosted cloud computing arrangements that are considered to be service contracts and defers certain development costs related to implementing the cloud computing arrangement. As of June 30, 2021 and December 31, 2020, the Company had deferred implementation costs of $9.3 million and $6.1 million, respectively, which were primarily included in Other assets. A portion of the deferred balances relate to the implementation of a new enterprise resource planning system at 2degrees, which will replace certain of its existing core financial systems.

The Company amortizes the implementation costs over the service contract period of the hosting arrangement. Amortization expense for the implementation costs was $0.3 million and $0.7 million for the three and six months ended June 30, 2021, respectively, and is included within General and administrative expenses. There was no amortization of the implementation costs for the three and six months ended June 30, 2020.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Recently Issued Accounting Standards:

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, the Company may defer adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to use the extended transition period. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.

In June 2016, the Financial Accounting Standard Board issued Accounting Standards Update (“ASU”) 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the “credit loss standard”). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2019-10, for companies that file under private company guidelines, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

NOTE 2 – PROPERTY AND EQUIPMENT

	As of June 30, 2021	As of December 31, 2020
Land, buildings and improvements	$9,919	$10,022
Wireless communication systems	883,255	879,209
Furniture, equipment, vehicles and software	222,030	221,943
Construction in progress	42,900	40,602
	1,158,104	1,151,776
Less: accumulated depreciation	(824,305)	(788,857)
Property and equipment, net	$333,799	$362,919

Depreciation expense was $26.3 million and $22.8 million for the three months ended June 30, 2021 and 2020, respectively. Depreciation expense was $51.1 million and $45.3 million for the six months ended June 30, 2021 and 2020, respectively.

Advances to equipment vendors are included in Other assets and totaled $10.4 million and $5.7 million as of June 30, 2021 and December 31, 2020, respectively.

In February 2019, NuevaTel entered into an agreement, which has been subsequently amended, to sell and leaseback up to 651 network towers. In July 2020, NuevaTel completed the fourth and final closing resulting in a total of 608 towers sold pursuant to the agreement and total cash consideration of $95.3 million for all closings. The Company had $4.4 million and $4.5 million of financing obligations outstanding as of June 30, 2021 and December 31, 2020, respectively, as certain towers included in the transaction did not meet the criteria for sale-leaseback accounting due to continuing involvement by NuevaTel. In connection with the adoption of ASU 2016-02 “Leases (Topic 842)” (the “new lease standard”), these unrecognized sale-leaseback transactions were reassessed, and certain towers qualified for sale-leaseback accounting under the new lease standard. The amounts related to the towers that qualified for sale-leaseback accounting were removed from the tower financing obligations and recognized as a sale-leaseback as of January 1, 2020.

The tower sites have an initial lease term of 10 years with up to three five-year renewal terms at NuevaTel’s option. NuevaTel’s gross annual tower operating lease rent obligation and its gross annual tower financing lease rent obligation are, respectively, $10.4 million and $0.3 million for the towers that qualify as a sale-leaseback under the new lease standard and its gross annual tower financing obligation for the sites that do not qualify as a sale-leaseback under the new lease standard is $0.9 million, all of which are subject to certain 3% annual rent increases. For those towers that qualified as a sale-leaseback, NuevaTel incurred $3.0 million and $2.8 million in gross rent expense during the three months ended June 30, 2021 and 2020, respectively, and $5.9 million and $5.6 million during the six months ended June 30, 2021 and 2020, respectively. The closings of the tower sale-leaseback transaction generated a taxable gain which resulted in $18.2 million of Bolivian income tax that will be paid in monthly installments over a three-year period.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Supplemental Cash Flow Disclosure:

The Company acquired $0.3 million and $0.3 million of property and equipment through current and long-term debt during the six months ended June 30, 2021 and 2020, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $4.4 million and $0.4 million for the six months ended June 30, 2021 and 2020, respectively.

NOTE 3 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

No goodwill impairments were recognized as of June 30, 2021 or December 31, 2020, since events and circumstances did not indicate such impairment. Changes in the Company’s goodwill balance for the six months ended June 30, 2021 and 2020 were related to foreign currency adjustments and were not material.

The Company’s license costs and other intangible assets consisted of the following:

		As of June 30, 2021			As of December 31, 2020
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
License costs	7 - 20 years	$228,889	$(143,524)	$85,365	$225,835	$(140,849)	$84,986
Subscriber relationships	7 years	13,066	(12,800)	266	13,485	(12,978)	507
Other	6 -14 years	3,592	(3,592)	-	3,640	(3,640)	-
Total		$245,547	$(159,916)	$85,631	$242,960	$(157,467)	$85,493

Fully amortized license costs continue to be presented in the table above when renewals have occurred for the same spectrum bands. Amortization expense was $2.6 million and $2.8 million for the three months ended June 30, 2021 and 2020, respectively. Amortization expense was $5.6 million and $6.0 million for the six months ended June 30, 2021 and 2020, respectively.

NOTE 4 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering to certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table summarizes the unbilled EIP receivables:

	As of June 30, 2021	As of December 31, 2020
EIP receivables, gross	$90,396	$92,081
Unamortized imputed discount	(4,473)	(4,588)
EIP receivables, net of unamortized imputed discount	$85,923	$87,493
Allowance for doubtful accounts	(6,807)	(6,703)
EIP receivables, net	$79,116	$80,790

Classified on the balance sheet as:	As of June 30, 2021	As of December 31, 2020
EIP receivables, net	$43,441	$43,538
Long-term EIP receivables	35,675	37,252
EIP receivables, net	$79,116	$80,790

Of the $90.4 million EIP receivables gross amount as of June 30, 2021, $87.7 million related to 2degrees and the remaining amount related to NuevaTel. Of the $92.1 million EIP receivables gross amount as of December 31, 2020, $87.9 million related to 2degrees and the remaining amount related to NuevaTel.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with a lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with a higher delinquency risk. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel’s credit analysis and the subscriber’s income level. As of the periods presented, all of NuevaTel’s unbilled EIP receivables were categorized as prime.

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of June 30, 2021	As of December 31, 2020
Prime	$71,641	$72,283
Subprime	18,755	19,798
Total EIP receivables, gross	$90,396	$92,081

The EIP receivables had weighted average imputed discount rates of 7.09% and 7.15% as of June 30, 2021 and December 31, 2020, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Beginning balance of EIP receivables, net	$80,382	$60,584	$80,790	$67,510
Additions	17,827	14,027	39,999	33,503
Billings and payments	(19,363)	(13,545)	(38,856)	(28,075)
Sales of EIP receivables	-	(3,780)	-	(7,827)
Foreign currency translation	-	4,659	(2,828)	(3,850)
Change in allowance for doubtful accounts and imputed discount	270	(40)	11	644
Total EIP receivables, net	$79,116	$61,905	$79,116	$61,905

Sales of EIP Receivables:

2degrees has a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third-party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the three and six months ended June 30, 2020. There were no sales of EIP receivables in the three and six months ended June 30, 2021.

	Three Months Ended	Six Months Ended
	June 30, 2020	June 30, 2020
EIP receivables derecognized	$3,780	7,827
Cash proceeds	(3,392)	(7,011)
Reversal of unamortized imputed discount	(156)	(339)
Reversal of allowance for doubtful accounts	(227)	(470)
Pre-tax loss on sales of EIP receivables	$5	$7

EIP Receivables Financing:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the “Purchaser”) and financial institutions that lend capital to the Purchaser. Under the arrangement, 2degrees may sell EIP receivables to the Purchaser at a price reflecting interest rates and fees established in the arrangement.

The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $23.3 million and $13.4 million, respectively, as of June 30, 2021. These EIP receivables were included in EIP receivables, net and Long-term EIP receivables, respectively, in the Company’s Condensed Consolidated Balance Sheet. These EIP receivables serve as collateral for the outstanding financing obligation of $29.4 million related to this secured borrowing arrangement with the Purchaser in Current portion of long-term debt in the Condensed Consolidated Balance Sheet as of June 30, 2021. In July 2020, certain contractual terms of this arrangement were amended. For further information, see Note 7 – Debt.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 5 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	June 30, 2021	December 31, 2020
Payroll and employee benefits	$17,557	$19,817
Value-added tax and other business taxes	11,296	13,638
Income and withholding taxes	10,903	12,060
Dealer commissions, subsidies and reimbursements	7,450	12,462
Handset purchases	197	11,398
Other	46,803	47,058
Other current liabilities and accrued expenses	$94,206	$116,433

NOTE 6 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents liabilities measured at fair value on a recurring basis as of June 30, 2021. There were no assets measured at fair value on a recurring basis as of June 30, 2021.

	Fair Value Measurement as of June 30, 2021
	Total	Level 1	Level 2	Level 3
Liabilities:
Forward exchange contracts	$215	$-	$215	$-
Warrant liability	57	57	-	-
Interest rate swaps	973	-	973	-
Options instruments classified as liability	2,678	-	-	2,678
Total liabilities	$3,923	$57	$1,188	$2,678

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	Fair Value Measurement as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$9,987	$-	$9,987	$-
Total assets	$9,987	$-	$9,987	$-

Liabilities:
Forward exchange contracts	$793	$-	$793	$-
Warrant liability	160	160	-	-
Interest rate swaps	3,796	-	3,796	-
Options instruments classified as liability	2,682	-	-	2,682
Total liabilities	$7,431	$160	$4,589	$2,682

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The fair value of the short-term investments is based on historical trading prices, or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments. The fair value of the options instruments, included in Other current liabilities and accrued expenses, is measured using the Black-Scholes valuation model under a consistent methodology used to measure the awards of all 2degrees service-based share options.

There were no transfers between levels within the fair value hierarchy during the six months ended June 30, 2021.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of June 30, 2021 and December 31, 2020 were as follows:

	As of June 30, 2021	As of December 31, 2020
Carrying amount, excluding unamortized discount and deferred financing costs	$674,662	$661,708
Fair value	$670,782	$646,689

For the three and six months ended June 30, 2021 and 2020, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 7 – DEBT

The Company’s long-term and other debt as of June 30, 2021 and December 31, 2020 consisted of the following:

	As of June 30, 2021	As of December 31, 2020
Trilogy LLC 2022 Notes	$-	$350,000
TISP 8.875% Notes	356,997	-
New Zealand 2023 Senior Facilities Agreement	199,157	205,561
TISP 10.0% Notes	51,000	50,000
New Zealand EIP Receivables Financing Obligation	29,384	15,053
Bolivian Bond Debt	20,114	20,114
Bolivian 2023 Bank Loan	5,335	6,224
Bolivian Tower Transaction Financing Obligation	4,369	4,546
Bolivian 2022 Bank Loan	3,497	4,373
Other	4,809	5,837
	674,662	661,708
Less: deferred financing costs	(6,198)	(6,668)
Less: unamortized discount	(10,006)	(3,284)
Total debt and financing lease liabilities	658,458	651,756
Less: current portion of debt and financing lease liabilities	(34,652)	(21,001)
Total long-term debt and financing lease liabilities	$623,806	$630,755

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Trilogy LLC 2022 Notes:

On May 2, 2017, Trilogy LLC and Trilogy International Finance Inc. closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”).

The Trilogy LLC 2022 Notes bore interest at a rate of 8.875% per annum and were issued at 99.506%. Interest on the Trilogy LLC 2022 Notes was payable semi-annually in arrears on May 1 and November 1. The Trilogy LLC 2022 Notes were repaid in full in June 2021 in connection with the closing of the Exchange Offer (as defined below).

TISP 8.875% Notes:

On May 6, 2021, Trilogy International South Pacific LLC (“TISP”) and TISP Finance, Inc. (“TISP Finance” and collectively with TISP, the “Issuers”), each indirect subsidiaries of Trilogy LLC, initiated a private offer (“Exchange Offer”) to the holders of the Trilogy LLC 2022 Notes to exchange any and all of the then-outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes for newly issued 8.875% senior secured notes due 2023 of the Issuers (the “TISP 8.875% Notes”). The Exchange Offer closed on June 7, 2021 and at such time eligible holders that validly tendered their Trilogy LLC 2022 Notes in the Exchange Offer prior to the “Early Tender Date” received $1,020 in principal amount of TISP 8.875% Notes per $1,000 principal amount of Trilogy LLC 2022 Notes that were tendered. Pursuant to the Exchange Offer, $346.1 million of the Trilogy LLC 2022 Notes were exchanged for an aggregate total principal of $353.1 million of TISP 8.875% Notes.

Concurrently with the closing of the Exchange Offer, certain holders of Trilogy LLC 2022 Notes and the TISP 10.0% Notes (the “Backstop Holders”) acquired an additional aggregate principal amount of $3.9 million TISP 8.875% Notes. The Backstop Holders received $1,020 in principal amount of TISP 8.875% Notes per $1,000 of the purchase price paid for such notes. The proceeds of such purchase were used to redeem all of the remaining outstanding Trilogy LLC 2022 Notes that were not tendered in the Exchange Offer. In addition, the Backstop Holders were paid $1.9 million in backstop fees.

The TISP 8.875% Notes bear interest at a rate of 8.875% per annum. Interest on the TISP 8.875% Notes is payable semi-annually in arrears on May 15 and November 15. No principal payments are due until maturity on May 15, 2023. TISP has the option of redeeming the TISP 8.875% Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice at 100%.

The TISP 8.875% Notes are guaranteed by Trilogy LLC, Trilogy International South Pacific Holdings LLC (“TISPH”), a direct subsidiary of Trilogy LLC and the direct parent of TISP, and certain other subsidiaries of Trilogy LLC, and are secured by, among other things, first-priority liens on (i) 100% of the equity interests of TISPH, TISP and TISP Finance, (ii) 100% of TISP’s right, title and interest in any intercompany loan made to Trilogy LLC, and (iii) a lien on 100% of TISP’s right, title and interest in a cash collateral account in which the proceeds of any sale of NuevaTel or 2degrees Liquidity Event (as defined below) are required to be held until such time that such proceeds are used as permitted under the terms of the indenture governing the TISP 8.875% Notes.

As defined in the TISP 8.875% Note indenture, a “2degrees Liquidity Event” is any of the following: 2degrees equity being publicly traded or listed on a national securities exchange, any sale by the Company of its equity interest in 2degrees, or the sale of all or substantially all of the assets of 2degrees. The TISP 8.875% Notes indenture further provides that (i) no transaction will qualify as a 2degrees Liquidity Event if, following such transaction, the net cash proceeds received by Trilogy LLC or its subsidiaries do not exceed $150.0 million or meet certain other criteria applicable to asset sales as specified in the indenture and Trilogy LLC and its subsidiaries do not continue to hold more than 50% of the voting power of 2degrees’ capital stock, and (ii) the net cash proceeds retained by 2degrees in any transaction may not exceed $150.0 million New Zealand dollars (“NZD”).

The TISP 8.875% Notes and the guarantees thereof rank equal in right of payment with the TISP 10.0% Notes (as defined below) and the collateral securing TISP 8.875% Notes also secures the TISP 10.0% Notes on a pari passu basis.

The indenture governing the TISP 8.875% Notes contains various covenants that restrict TISP, Trilogy LLC and their restricted subsidiaries from, among other things: incurring additional indebtedness, repaying other indebtedness prior to maturity, making acquisitions or investments (including in certain of our subsidiaries), creating or incurring certain liens, transferring or selling certain assets, entering into transactions with affiliates, and entering into mergers or consolidations. In particular, the covenant restricting the incurrence of additional indebtedness prohibits Trilogy LLC, TISP and their restricted subsidiaries from incurring additional indebtedness, subject to certain exceptions, such as exceptions that permit 2degrees to incur certain additional indebtedness. In general, these restrictive covenants do not apply to NuevaTel.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In the event of the sale of Trilogy’s investment in NuevaTel or any distribution or dividend from NuevaTel, the net cash proceeds thereof are generally required to be used first to redeem the TISP 8.875% Notes and then any remaining net cash proceeds are required to be used to redeem the TISP 10.0% Notes.

If Trilogy consummates a 2degrees Liquidity Event, a portion of the net cash proceeds thereof would be required to be used first to redeem the TISP 10.0% Notes and any remaining net cash proceeds would be required to be used to redeem the TISP 8.875% Notes.

If no 2degrees Liquidity Event is consummated prior to December 31, 2021, TISP will be required to issue additional TISP 8.875% Notes to each holder thereof in an aggregate principal amount equal to three percent (3%) of the TISP 8.875% Notes held by each such holder at such time (a “Principal Increase Event”). This contingent aggregate principal component was evaluated for inclusion within debt discount as a potential derivative instrument measured at fair value based on probability weighting. Based on the probability of occurrence and the short duration from the closing of the Exchange Offer to the measurement date for the Principal Increase Event, the discount amount and related amortization to interest expense would not be material as of June 30, 2021. As a result, any impact related to this potential increase in principal will be recorded on December 31, 2021 or when a 2degrees Liquidity Event is precluded.

The exchange of the Trilogy LLC 2022 Notes was analyzed and accounted for in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $8.9 million in fees and expenses related to the TISP 8.875% Notes offering, the $1.9 million of Backstop Holders lender fees which were paid to certain existing debt holders were recorded as a deferred financing cost and were included as a reduction within long-term debt on the Condensed Consolidated Balance Sheet. The remaining $7.0 million of fees were paid to third parties in connection with the exchange and were expensed in the quarter ended June 30, 2021. In addition, $2.4 million of unamortized debt discount and deferred financing cost associated with the Trilogy LLC 2022 Notes continue to be deferred. A total of $11.3 million of financing costs and discounts associated with the TISP 8.875% Notes will be amortized to interest expense using the effective interest method over the term of the TISP 8.875% Notes. These discounts and deferred costs include $2.4 million of existing deferred finance costs associated with the Trilogy LLC 2022 Notes, $7.0 million relating to the previously described additional principal provided as an effective issue discount to eligible holders that validly tendered their Trilogy LLC 2022 Notes prior to the Early Tender Date, and the $1.9 million of Backstop Holders lender fees. The Exchange Offer is considered as a redemption of the Trilogy LLC 2022 Notes and issuance of the TISP 8.875% Notes for presentation within the Condensed Consolidated Statements of Cash Flows. As such, the previously outstanding principal balance of the Trilogy LLC 2022 Notes is presented as “Payments of debt” and the issuance of the TISP 8.875% Notes as “Proceeds from debt” in the Condensed Consolidated Statements of Cash Flows. The $7.0 million of fees paid to third parties are presented as a cash outflow for operating activities and the $1.9 million of lender fees are presented as a cash outflow for financing activities in the Condensed Consolidated Statements of Cash Flows.

New Zealand 2023 Senior Facilities Agreement:

In February 2020, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger. This debt facility (the “New Zealand 2023 Senior Facilities Agreement”) has a total available commitment of $285 million NZD ($199.2 million based on the exchange rate at June 30, 2021).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement (the “New Zealand 2021 Senior Facilities Agreement”) and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees’ business ($30 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of June 30, 2021, the $235 million NZD facility ($164.2 million based on the exchange rate at June 30, 2021), the $30 million NZD facility ($21.0 million based on the exchange rate at June 30, 2021), and the $20 million NZD facility ($14.0 million based on the exchange rate at June 30, 2021) were fully drawn. Since there is no requirement to repay the $20 million NZD facility until maturity of the New Zealand 2023 Senior Facilities Agreement, the outstanding balance of $20 million NZD as of June 30, 2021 was recorded in Long-term debt and financing lease liabilities in the Condensed Consolidated Balance Sheet. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future for further investments in 2degrees’ business. The New Zealand 2023 Senior Facilities Agreement matures on February 7, 2023.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time. The interest rate on the outstanding balance was 2.94% as of June 30, 2021.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of June 30, 2021, the commitment fee rate was 0.96%.

Distributions from 2degrees to its shareholders, including Trilogy LLC, are subject to free cash flow tests under the New Zealand 2023 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees’ free cash flow. The outstanding debt may be prepaid without penalty at any time.

The New Zealand 2023 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

•	maintain a total interest coverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not less than 3.0;

•	maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 2.75 from January 1, 2021 to December 31, 2021; and 2.50 thereafter; and

•	ensure capital expenditures shall not exceed the aggregate of 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) plus any capital expenditure funded by the issuance of new equity in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

The refinancing of the New Zealand 2021 Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, $2.2 million NZD ($1.4 million based on the average exchange rate in the month of payment) in fees and expenses related to the New Zealand 2023 Senior Facilities Agreement was recorded as a deferred financing cost and included as a reduction within Long-term debt on the Condensed Consolidated Balance Sheets. The remaining fees paid to lenders and third parties in connection with the refinancing were not significant and were expensed. The unamortized balance of the deferred financing costs associated with the New Zealand 2023 Senior Facilities Agreement is amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

Additionally, as a result of the refinancing, the $1.6 million NZD ($1.0 million based on the average exchange rate in the month of refinancing) of unamortized deferred financing costs associated with the New Zealand 2021 Senior Facilities Agreement will be amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

TISP 10.0% Notes:

In October 2020, TISP issued $50 million aggregate principal amount of its senior secured notes due 2022 (the “TISP 10.0% Notes”) pursuant to an agreement the terms of which were subsequently amended in June 2021 (as amended, the “Note Purchase Agreement”). The TISP 10.0% Notes bear interest at a rate of 10.0% and, as subsequently amended, mature on May 15, 2023. The TISP 10.0% Notes were issued at a 93.505% discount. Interest on the TISP 10.0% Notes is payable semi-annually in arrears on May 15 and November 15. No principal payments are due until maturity on May 15, 2023. TISP has the option of prepaying the TISP 10.0% Notes, in whole or in part, upon three (3) business days’ prior notice at 100% of the principal amount.

Cash proceeds from the issuance of the TISP 10.0% Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of the TISP 10.0% Notes. TISP is permitted to use any proceeds of the TISP 10.0% Notes for the payment of interest due under the TISP 8.875% Notes and to pay interest due on the TISP 10.0% Notes. The proceeds are otherwise restricted from use in general operations and the related cash balance is included in restricted cash in the Condensed Consolidated Balance Sheets.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The TISP 10.0% Notes are guaranteed by Trilogy LLC and TISPH. The TISP 10.0% Notes are also secured on a first priority basis by (a) the collateral securing the TISP 8.875% Notes, and (b) a lien on 100% of TISP’s right, title and interest in a cash collateral account (the “Cash Collateral Account”) in which the proceeds of the TISP 10.0% Notes are being held until such time that such proceeds are used as permitted under the terms of the Note Purchase Agreement.

As noted above under the summary of the TISP 8.875% Notes, the TISP 10.0% Notes and the guarantees thereof rank equal in right of payment with the TISP 8.875% Notes and the collateral securing the TISP 10.0% Notes (other than the Cash Collateral Account) also secures the TISP 8.875% Notes on a pari passu basis. Further, the terms applicable to the TISP 10.0% Notes are generally consistent with the terms applicable to the TISP 8.875% Notes, including those described in the summary of the TISP 8.875% Notes above as to use of proceeds of any sale of NuevaTel or a 2degrees Liquidity Event, except that the terms of the TISP 8.875% Notes related to a Principal Increase Event do not apply to the TISP 10.0% Notes.

Additionally, the Note Purchase Agreement requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP’s indirect equity interest in 2degrees.

As noted above, concurrently with its conducting of the Exchange Offer, TISP solicited and received consents to amend the Note Purchase Agreement. The primary purpose of the amendments was, among other things, to extend the maturity date of the TISP 10.0% Notes until May 15, 2023, to permit the consummation of the transactions contemplated by the Exchange Offer, to conform the terms and conditions of the Note Purchase Agreement to be consistent with the indenture governing the TISP 8.875% Notes and to remove a requirement that the consideration payable arising from a sale of NuevaTel be at least $75.0 million.

Holders of 100% of the aggregate principal amount of TISP 10.0% Notes consented to the amendments to the TISP 10.0% Notes and in exchange received an increase in their principal amount equal to $20.00 per $1,000 principal amount of TISP 10.0% Notes, resulting in an increase in the aggregate principal amount of the TISP 10.0% Notes by $1.0 million to $51.0 million.

In connection with the consummation of the Exchange Offer, TISP, Trilogy LLC and the other guarantors of the TISP 8.875% Notes and the TISP 10.0% Notes, and the collateral agents for each of the TISP 8.875% Notes and the TISP 10.0% Notes, entered into a first lien intercreditor agreement that provides, among other things, that liens on the collateral securing both the TISP 8.875% Notes and the TISP 10.0% Notes will be pari passu and that all distributions in respect of such collateral will be made first, to the holders of the TISP 10.0% Notes, and second, ratably among the holders of the TISP 8.875% Notes and any other permitted first lien indebtedness.

The amendments to the TISP 10.0% Notes were analyzed and accounted for in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, $3.4 million of unamortized debt discount and deferred financing cost associated with the TISP 10.0% Notes continued to be deferred and the increase in principal of $1.0 million was recorded as a debt discount. The total deferred financing fees and discounts of $4.4 million were included as a reduction within long-term debt on the Condensed Consolidated Balance Sheet and will be amortized to interest expense using the effective interest method over the term of the TISP 10.0% Notes. The amendments did not result in a redemption of the TISP 10.0% Notes or issuance of new notes and, therefore, did not result in presentation of “Proceeds from debt” or “Payments of debt” in the Condensed Consolidated Statement of Cash Flows.

New Zealand EIP Receivables Financing Obligation:

In August 2019, 2degrees entered into the EIP receivables secured borrowing arrangement that enables 2degrees to sell specified EIP receivables to the Purchaser. In July 2020, the arrangement was amended as described below.

Under the amended arrangement, the Purchaser has access to funding of $45.5 million NZD ($31.8 million based on the exchange rate at June 30, 2021), which the Purchaser can use to acquire EIP receivables from 2degrees. The amount outstanding under this arrangement was $42.1 million NZD ($29.4 million based on the exchange rate at June 30, 2021) and $20.9 million NZD ($15.1 million based on the exchange rate at December 31, 2020) as of June 30, 2021 and December 31, 2020, respectively. All proceeds received and repayments under this arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations in financing activities in the Condensed Consolidated Statements of Cash Flows.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The Company determined the Purchaser’s obligation to its lenders under the EIP receivables financing arrangement to have characteristics similar to a revolving secured borrowing debt arrangement, and the Company has classified the total amount of the outstanding obligation between the Purchaser and its lenders as current in the Condensed Consolidated Balance Sheets. The obligation of the Purchaser is presented as a component of debt due to the accounting consolidation of the Purchaser with the Company; however, the obligation does not constitute indebtedness under the indenture for the TISP 8.875% Notes or under the TISP 10.0% Notes because the Purchaser is a separate entity whose equity is not held by the Company or its subsidiaries. The EIP receivables financing obligation matures in June 2023 under the amended arrangement. The outstanding obligation drawn under this amended arrangement accrues interest monthly at the BKBM plus a margin of 3.55%. The interest rate on the outstanding balance of the drawn facility was approximately 3.95% as of June 30, 2021. Additionally, a line fee of 0.70% is payable by the Purchaser annually on the total available commitment under the amended arrangement, which the Purchaser likewise pays from proceeds that it receives from 2degrees.

Covenants:

The Company is in compliance with all of its debt covenants.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees has entered into various interest rate swap agreements to fix its future interest payments under the New Zealand 2023 Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 0.39% to 3.45%. Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $1.0 million and $3.8 million as of June 30, 2021 and December 31, 2020, respectively. As of June 30, 2021, the total notional amount of these agreements was $232.5 million NZD ($162.5 million based on the exchange rate as of June 30, 2021). The agreements have effective dates from June 30, 2017 through September 30, 2022 and termination dates from September 30, 2021 to March 31, 2025. During the three and six months ended June 30, 2021, interest rate swap agreements with a total notional amount of $20.0 million NZD ($14.0 million based on the exchange rate as of June 30, 2021) matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Non-cash gain (loss) from change in fair value recorded in Other, net	$776	$(1,085)	$1,711	$(3,100)
Net cash settlement	$460	$465	$1,073	$758

Forward Exchange Contracts:

At June 30, 2021, 2degrees had short-term forward exchange contracts to sell an aggregate of $9.3 million NZD and buy an aggregate of $6.8 million to manage exposure to fluctuations in foreign currency exchange rates. During the six months ended June 30, 2021, short-term forward exchange contracts to sell an aggregate of $15.5 million NZD and buy an aggregate of $10.5 million matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The foreign exchange gains and losses recognized in Other, net during the three and six months ended June 30, 2021 and 2020 were not material. The estimated settlements under these forward exchange contracts were not material as of June 30, 2021 or December 31, 2020.

NOTE 9 – EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:

During the six months ended June 30, 2021, TIP Inc. granted a total of 2,396,882 restricted share units (“RSUs”) to certain officers and employees under TIP Inc.’s restricted share unit plan (the “RSU Plan”). These RSUs vest either in annual installments over a four-year period or at the end of a three-year period. RSUs entitle the grantee to receive common shares of TIP Inc. (the “Common Shares”) at the end of specified vesting periods, subject to continued service through the applicable vesting date. As of June 30, 2021, the maximum number of Common Shares that may be issued under the RSU Plan was 6,475,557 shares, which is equal to 7.5% of the combined issued and outstanding Common Shares and Trilogy LLC Class C Units (the “Class C Units”).

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

On June 30, 2021, 148,315 RSUs vested. The issuance of Common Shares resulting from this vesting were settled and became outstanding subsequent to June 30, 2021. As of June 30, 2021, 4,600,934 RSUs were unvested and unrecognized compensation expense relating to RSUs was approximately $4.5 million, including $2.3 million relating to grants made in 2021. These amounts reflect time-based vesting and equity-based compensation expense is recognized on a straight-line basis over the requisite service period.

NOTE 10 – EQUITY

TIP Inc. Capital Structure

TIP Inc.’s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the “Special Voting Share”) as follows:

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of June 30, 2021, TIP Inc. had 59,921,124 Common Shares outstanding, reflecting an increase of 794,511 Common Shares issued during the six months ended June 30, 2021 as a result of the issuance of 739,923 Common Shares in January 2021 in connection with the vesting of RSUs and the issuance of 54,588 Common Shares pursuant to the redemption of Class C Units. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. In 2021, the board of directors determined that it is in the best interests of TIP Inc. not to pay a dividend until further notice. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar (“C$”) is distributed to the holder of the Special Voting Share.

As of June 30, 2021, TIP Inc. holds a 69.4% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 0.3% increase in TIP Inc.’s economic ownership interest in Trilogy LLC during the six months ended June 30, 2021 is attributable to the issuance of Common Shares in January 2021 for vested RSUs and the redemption of Class C Units.

Forfeitable Founders Shares:

At June 30, 2021, the Company had 1,675,336 Common Shares (“Forfeitable Founders Shares”) issued and outstanding that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 trading-day period.

Special Voting Share of TIP Inc.:

TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Warrants:

At June 30, 2021, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheets. The amount of the warrant liability was $0.1 million and $0.2 million as of June 30, 2021 and December 31, 2020, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Trilogy LLC Capital Structure

The equity interests in Trilogy LLC consist of three classes of units as follows:

Class A Units:

The Class A Units of Trilogy LLC (“Class A Units”) possess all the voting rights under the Trilogy LLC amended and restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”), but have only nominal economic value and no right to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of June 30, 2021, there were 157,682,319 Class A Units outstanding.

Class B Units:

TIP Inc. indirectly holds the Class B Units of Trilogy LLC (the “Class B Units”) through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of June 30, 2021, there were 59,921,124 Class B Units outstanding, reflecting an increase of 794,511 Class B Units issued during the six months ended June 30, 2021 as a result of the issuance of 739,923 Common Shares in January 2021 in connection with the vesting of RSUs and the issuance of 54,588 Common Shares pursuant to the redemption of Class C Units. The economic interests of the Class B Units are pro rata with the Class C Units.

Class C Units:

The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units are pro rata with the Class B Units. Holders of Class C Units have the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of June 30, 2021, redemptions have been settled primarily in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of June 30, 2021, there were 26,419,635 Class C Units outstanding, rounding down to the nearest whole unit, reflecting a decrease of 6,555 Class C Units outstanding, attributable to the redemption of 54,588 Class C Units, partially offset by the vesting of 48,033 restricted Class C Units in January 2021. As of June 30, 2021, there were no remaining unvested Class C Units.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	As of June 30, 2021	As of December 31, 2020
Cumulative foreign currency translation adjustment	$6,881	$9,935
Unrealized gain on short-term investments	-	1
Total accumulated other comprehensive income	$6,881	$9,936

NOTE 12 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of June 30, 2021	As of December 31, 2020
2degrees	$39,883	$39,903
NuevaTel	34,058	39,744
Trilogy International Partners LLC	(47,921)	(36,288)
Salamanca Solutions International LLC	(789)	(793)
Noncontrolling interests	$25,231	$42,566

Supplemental Cash Flow Disclosure:

During the six months ended June 30, 2021, 2degrees declared and paid dividends to noncontrolling interests of $2.5 million. During the three and six months ended June 30, 2020, 2degrees declared and paid dividends to noncontrolling interests of $3.0 million and NuevaTel declared and paid dividends to a noncontrolling interest of $5.1 million. The dividends were recorded as financing activity in the Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2021 and 2020.

NOTE 13 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue:

We operate and manage our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregate revenue into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including the type of product offering provided, the type of customer and the expected timing of payment for goods and services. See Note 17 – Segment Information for additional information on revenue by segment.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table presents the disaggregated reported revenue by category:

	Three Months Ended June 30, 2021				Three Months Ended June 30, 2020
	New Zealand	Bolivia	Other	Total	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$49,228	$13,441	$-	$62,669	$40,689	$17,660	$-	$58,349
Prepaid wireless service revenues	25,773	13,955	-	39,728	20,832	13,695	-	34,527
Wireline service revenues	27,108	-	-	27,108	18,789	-	-	18,789
Equipment sales	23,320	43	-	23,363	19,671	-	-	19,671
Other wireless service and other revenues	1,994	2,619	88	4,701	1,707	1,885	72	3,664
Total revenues	$127,423	$30,058	$88	$157,569	$101,688	$33,240	$72	$135,000

	Six Months Ended June 30, 2021				Six Months Ended June 30, 2020
	New Zealand	Bolivia	Other	Total	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$98,504	$28,840	$-	$127,344	$83,104	$37,125	$-	$120,229
Prepaid wireless service revenues	52,102	30,343	-	82,445	42,779	33,253	-	76,032
Wireline service revenues	53,270	-	-	53,270	37,557	-	-	37,557
Equipment sales	54,182	267	-	54,449	42,799	1,831	-	44,630
Other wireless service and other revenues	3,645	5,571	176	9,392	3,899	5,105	325	9,329
Total revenues	$261,703	$65,021	$176	$326,900	$210,138	$77,314	$325	$287,777

Contract Balances:

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Condensed Consolidated Balance Sheets represent an unconditional right to consideration. Contract balances represent amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Condensed Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the three and six months ended June 30, 2021 and 2020, the impairment charges related to contract assets were insignificant.

The following table represents changes in the contract assets balance:

	Contract Assets
	2021	2020
Balance at January 1	$1,494	$3,044
Increase resulting from new contracts	482	406
Contract assets reclassified to a receivable or collected in cash	(897)	(1,876)
Foreign currency translation	(23)	(32)
Balance at June 30	$1,056	$1,542

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Deferred revenue arises when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and wireline services, we typically receive consideration in advance of providing the services, which is the most significant component of the contract liability deferred revenue balance. Deferred revenue is recognized as revenue when services are provided to the customer.

The following table represents changes in the contract liabilities deferred revenue balance:

	Deferred Revenue
	2021	2020
Balance at January 1	$27,386	$20,237
Net increase in deferred revenue	24,574	20,678
Revenue recognized related to the balance existing at January 1(1)	(24,299)	(17,416)
Foreign currency translation	(729)	(769)
Balance at June 30	$26,932	$22,730

(1)The amounts related to revenue recognized during the three months ended June 30, 2021 and 2020 were $1.9 million and $0.7 million, respectively.

Remaining Performance Obligations:

As of June 30, 2021, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $4.1 million, which is primarily composed of expected revenues allocated to service performance obligations related to our fixed-term wireless plans. We expect to recognize approximately 86% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606, Revenue from Contracts with Customers (“Topic 606”), that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.

Contract Costs:

Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognize an asset for direct and incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs are amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranges from 1 to 3 years. Further, we have elected to apply the practical expedient available under Topic 606 that permits us to expense incremental costs immediately for costs with an estimated amortization period of less than one year. Contract costs balances are presented in the Condensed Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets.

Capitalized contract costs are assessed for impairment on a periodic basis. There were no impairment losses recognized on capitalized contract costs for the three and six months ended June 30, 2021. For the three and six months ended June 30, 2020, we recognized $0.7 million of impairment charges related to contract costs in connection with disconnections of prepaid subscribers in Bolivia.

The following table represents changes in the contract costs balance:

	Contract Costs
	2021	2020
Balance at January 1	$19,586	$15,798
Incremental costs of obtaining and contract fulfillment costs	8,773	7,124
Amortization and impairment included in operating costs	(7,680)	(6,998)
Foreign currency translation	(516)	(434)
Balance at June 30	$20,163	$15,490

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 14 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period using the treasury stock method.

In calculating diluted net loss per share, if the change in fair value of the warrant liability is dilutive, the numerator and denominator are adjusted for such change and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the three and six months ended June 30, 2021 and 2020, the warrants were out of the money and no adjustment was made to exclude the loss recognized by TIP Inc. for the change in fair value of the warrant liability. A gain of $0.1 million resulted from the change in fair value of the warrant liability for both the three and six months ended June 30, 2021. The value of the warrants was unchanged for the three months ended June 30, 2020, and a loss of $0.1 million resulted from the change in fair value of the warrant liability for the six months ended June 30, 2020. The gain or loss from the warrant liability, when considered along with other TIP Inc. expenses for the three and six months ended June 30, 2021 and 2020 increased the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being antidilutive when included as if redeemed.

The components of basic and diluted earnings per share were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	2021	2020	2021	2020
Numerator:
Net loss attributable to TIP Inc. - basic and diluted	$(17,209)	$(11,036)	$(25,952)	$(22,145)

Denominator:
Basic and diluted weighted average Common Shares outstanding	58,841,859	57,525,613	58,814,840	57,455,570

Net loss per share:
Basic and diluted	$(0.29)	$(0.19)	$(0.44)	$(0.39)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2021 and 2020 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Class C Units	26,419,635	26,429,239	26,421,445	26,429,239
Warrants	13,402,685	13,402,685	13,402,685	13,402,685
Forfeitable Founders Shares	1,675,336	1,675,336	1,675,336	1,675,336
Unvested RSUs	4,747,619	2,955,063	3,695,493	2,488,068
Unvested Class C Units	-	48,033	-	48,033
Common Shares excluded from calculation of diluted net loss per share	46,245,275	44,510,356	45,194,959	44,043,361

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 15 – LEASES

We lease cell sites, retail stores, offices, vehicles, equipment and other assets from third parties under operating and finance leases. We determine whether a contract is a lease or contains a lease at contract inception, and this assessment requires judgment including a consideration of factors such as whether we have obtained substantially all of the rights to the underlying assets and whether we have the ability to direct the use of the related assets. Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and the lease liability represents our obligation to make payments arising from the lease. Lease liabilities are recognized at commencement date based on the present value of the remaining lease payments over the lease term. As the rates implicit in our leases are not readily determinable, our incremental borrowing rate is used in calculating the present value of the sum of the lease payments, and determining the rate used for discounting these payments requires judgment. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives, or initial direct costs. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that would be paid to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use an unsecured borrowing rate and risk adjust that rate to approximate a collateralized rate for each geographic region in which we conduct business. Our typical lease arrangement includes a non-cancellable term with renewal options for varying terms depending on the nature of the lease. We include the renewal options that are reasonably certain to be exercised as part of the lease term, and this assessment is also an area of judgment. For cell site locations, optional renewals are included in the lease term based on the date the sites were placed in service and to the extent that renewals are reasonably certain based on the age and duration of the sites. For other leases, renewal options are typically not considered to be reasonably certain to be exercised.

We have certain lease arrangements with non-lease components that relate to the lease components, primarily related to maintenance and utility costs that are paid to the lessor. Non-lease components and the lease components to which they relate are accounted for together as a single lease component for all asset classes. Certain leases contain escalation clauses or payment of executory costs such as taxes, utilities and maintenance. We recognize lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether lease payments are fixed or variable.

The components of total lease cost, net consisted of the following:

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Classification	2021	2020	2021	2020
Operating lease cost(1)	Cost of service, Sales and marketing, General and administrative (2)	$10,509	$8,982	$20,261	$17,995
Financing lease cost:
Amortization of right-of-use assets	Depreciation, amortization and accretion	366	175	746	354
Interest on lease liabilities	Interest expense	122	95	247	193
Total net lease cost		$10,997	$9,252	$21,254	$18,542

(1)Operating lease costs include short-term lease costs and variable costs. Short-term lease costs for the three months ended June 30, 2021 and 2020 were immaterial. Short-term lease costs for the six months ended June 30, 2021 and 2020 were $3.3 million and $3.2 million, respectively. Variable costs were immaterial for the periods presented.

(2)The amounts of operating lease costs included in Cost of service, Sales and marketing and General and administrative expenses during the three months ended June 30, 2021 were $8.2 million, $0.7 million and $1.6 million, respectively. The amounts of operating lease costs included in Cost of service, Sales and marketing and General and administrative expenses during the six months ended June 30, 2021 were $16.3 million, $1.4 million and $2.6 million, respectively. The amounts of operating lease costs included in Cost of service, Sales and marketing and General and administrative expenses during the three months ended June 30, 2020 were $7.6 million, $0.6 million and $0.9 million, respectively. The amounts of operating lease costs included in Cost of service, Sales and marketing and General and administrative expenses during the six months ended June 30, 2020 were $15.0 million, $1.2 million and $1.8 million, respectively.

Sublease income was not significant for the periods presented.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Balance sheet information related to leases as of June 30, 2021 and December 31, 2020 consisted of the following:

	Classification	As of June 30, 2021	As of December 31, 2020
Assets
Operating	Operating lease right-of-use assets, net	$165,631	$155,996
Financing	Property and equipment, net	3,926	4,473
Total lease assets		$169,557	$160,469

Liabilities
Current liabilities
Operating	Short-term operating lease liabilities	$17,363	$17,900
Financing	Current portion of debt and financing lease liabilities	1,229	1,542
Long-term liabilities
Operating	Non-current operating lease liabilities	153,891	138,478
Financing	Long-term debt and financing lease liabilities	3,285	3,607
Total lease liabilities		$175,768	$161,527

The following table presents cash flow information for leases for the six months ended June 30, 2021 and 2020:

	Six Months Ended
	June 30, 2021	June 30, 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$11,518	$12,867
Operating cash flows for finance leases	$248	$193
Financing cash flows for finance leases	$813	$624

Supplemental lease cash flow disclosures
Operating lease right-of-use-assets obtained in exchange for new operating lease liabilities	$21,697	$670
Right-of-use assets obtained in exchange for new finance lease liabilities	$269	$321

During the six months ended June 30, 2021, 2degrees commenced a lease for its new corporate headquarters in a commercial building in the final stages of construction. 2degrees gained physical access to the building in April 2021, and is currently coordinating the fit-out of the space with a transition of corporate offices to the new location expected to occur in the third quarter of 2021. Upon completion of construction, 2degrees will execute a twelve-year lease with total expected rent payments over the lease term, including rent increases, of approximately $68 million NZD ($48 million based on the exchange rate at June 30, 2021).

The weighted-average remaining lease term and the weighted-average discount rate of our leases at June 30, 2021 and December 31, 2020 are as follows:

	As of June 30, 2021	As of December 31, 2020
Weighted-average remaining lease term (years)
Operating leases	9	9
Finance leases	6	5

Weighted-average discount rate
Operating leases	7.1%	7.0%
Finance leases	10.2%	9.7%

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The Company's maturity analysis of operating and finance lease liabilities as of June 30, 2021 are as follows:

	Operating Leases	Finance Leases
Remainder of 2021	$2,883	$918
2022	29,914	1,339
2023	28,784	789
2024	27,964	619
2025	27,517	575
2026	26,057	424
Thereafter	93,826	1,496
Total lease payments	236,945	6,160
Less interest	(65,691)	(1,646)
Present value of lease liabilities	171,254	4,514
Less current obligation	(17,363)	(1,229)
Long-term obligation at June 30, 2021	$153,891	$3,285

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments:

The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2020. The disclosures below relate to purchase commitments with significant events occurring during the six months ended June 30, 2021.

New Zealand

2degrees has outstanding commitments with Ericsson Communications Limited (“Ericsson”) through 2025, under which Ericsson will provide software, hardware and professional services for certain core network projects and for the supply of Radio Access Network (“RAN”) equipment and professional services in connection with 2degrees’ 5G deployment. The commitments with Ericsson also include provision of all relevant technical support services (including software updates and upgrades for purchased core and RAN products) and other related support services such as spare parts maintenance for the RAN program. This commitment increased for further obligations arising during the six months ended June 30, 2021, partially offset by the impact of foreign currency, and is included as a component of the remaining commitments in the table below.

In September 2020, 2degrees signed a three-year purchase agreement, effective as of September 1, 2020, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2020). As part of the purchase agreement, 2degrees committed to allocate a certain portion of its advertising budget per contract year to related marketing. This commitment declined for the obligations met and the impact of foreign currency during the six months ended June 30, 2021 and is included as a component of the remaining commitments in the table below.

In November 2019, 2degrees entered into a RAN sharing agreement with a New Zealand telecommunications provider (the “RAN Sharing Partner”) under which the RAN Sharing Partner supplies 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. This arrangement allows 2degrees to utilize the third party’s network equipment to serve 2degrees customers on 2degrees’ own spectrum and replaces certain roaming arrangements with the RAN Sharing Partner. The agreement expires in January 2030 and specifies a series of payments over the term of the agreement. The cost of the RAN sharing arrangement is recognized within Cost of service in the Condensed Consolidated Statement of Operations on a straight-line basis over the term of the agreement although the payment amounts vary with more significant amounts due in the earlier years. After a specified number of sites have been completed and are available for service, additional payments will be due and 2degrees will begin to make quarterly payments over the remainder of the agreement term. 2degrees will pay the ongoing quarterly payments commencing in 2022 through 2024. On or prior to August 1, 2023, 2degrees has the right to terminate this agreement effective February 1, 2025. In March 2021 and May 2021, 2degrees paid amounts due under this agreement upon completion and availability of a specified number of sites. This commitment declined due to those payments along with the impact of foreign currency during the six months ended June 30, 2021 and is included as a component of the remaining commitments in the table below.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In October and November 2020, the New Zealand Ministry of Business, Innovation and Employment issued offers to renew licenses for spectrum used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands. The offers were made with respect to 2x20 MHz in the 1800 MHz band and 2x15 MHz in the 2100 MHz band for renewal periods totaling 20 years commencing April 2021. 2degrees accepted the offers with an initial term of two years and paid the purchase price for these renewals in January 2021. The offers for the remaining 18-year renewal terms are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the spectrum for each of the 18-year terms is permitted to be paid in four annual installments beginning January 2023. Although the purchase amounts are not legally committed until final terms for the 18-year renewal offers are accepted, we have included the expected amounts of all renewal installment payments (inclusive of estimated interest) in the total purchase commitments table below. This commitment declined for the payment in January 2021 and the impact of foreign currency during the six months ended June 30, 2021 and is included as a component of the remaining commitments in the table below.

2degrees has outstanding commitments with Huawei Technologies (New Zealand) Company Limited (“Huawei”) and Tech Mahindra through 2024 for ongoing network infrastructure support and maintenance, technical support and spare parts maintenance, software upgrades, products, professional services, information technology services, and other equipment and services. The significant majority of the commitment relates to existing network technology and includes amounts that will be reflected within both capital expenditures and operating expenses. In February 2021, effective December 2020, 2degrees and Huawei amended the payment terms for the purchase of existing software licenses to provide for installment payments by 2degrees for this commitment. Quarterly payments commenced in the first quarter of 2021 and will continue through 2022. This commitment declined for the obligations met and the impact of foreign currency during the six months ended June 30, 2021 and is included as a component of the remaining commitments in the table below.

In August 2017, the New Zealand government signed an agreement with a New Zealand wireless carriers’ joint venture group, consisting of 2degrees, Vodafone and Spark New Zealand Limited, to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). 2degrees paid $3.0 million and $1.7 million for the project under the RBI2 Agreement during the six months ended June 30, 2021 and 2020, respectively, and such payments were included in investing activities in the Condensed Consolidated Statements of Cash Flows. As of June 30, 2021 and December 31, 2020, investment in this joint venture was $12.4 million and $9.9 million, respectively, and was included in Other assets in the Condensed Consolidated Balance Sheets. 2degrees’ estimated outstanding obligation for investments under the RBI2 Agreement does not include potential operating expenses or capital expenditure upgrades associated with the RBI2 Agreement. This commitment declined for the obligations met and the impact of foreign currency during the six months ended June 30, 2021 and is included as a component of the remaining commitments in the table below.

As of June 30, 2021, 2degrees had other purchase commitments through 2025 with various vendors to acquire hardware and software related to ongoing network and Information Technology (“IT”) projects, as well as for IT support services, IT development, consulting, advertising and marketing costs. None of these commitments is significant individually. The aggregate outstanding balance of these commitments increased for obligations arising during the six months ended June 30, 2021 and is included as a component of the remaining commitments in the table below.

Total purchase commitments for each of the next five years for New Zealand as of June 30, 2021, based on exchange rates as of that date, are as follows:

Years ending December 31,
Remainder of 2021	$63,028
2022	88,612
2023	33,403
2024	16,480
2025	9,786

Subsequent to June 30, 2021, 2degrees executed a twenty year data center lease with total expected rent payments over the lease term, including contractual rent increases, of approximately $16.6 million NZD ($11.6 million based on the exchange rate at June 30, 2021). 2degrees gained physical access to the building in July 2021 and will recognize the related ROU asset and lease liability at commencement in the third quarter of 2021.

Bolivia

As of June 30, 2021, NuevaTel has purchase commitments through 2031 with various vendors which have not changed significantly individually from the year ended December 31, 2020.

Contingencies:

General

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In addition to issues specifically discussed elsewhere in these Notes to our Condensed Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

Bolivian Regulatory Matters

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. As to many of these outages, the Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes (the “ATT”) is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. Following numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing (the “Ministry”), NuevaTel accrued $4.5 million in the third quarter of 2018 in Other current liabilities and accrued expenses as presented in the Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020. NuevaTel has prosecuted numerous appeals regarding the imposition of this fine. In June 2021, the Bolivian Supreme Tribunal of Justice annulled the fine and remanded the matter to the Ministry and the ATT to reconsider evidence concerning the outage (which may include evidence submitted by NuevaTel that the outage was due to circumstances beyond its reasonable control). It is NuevaTel’s position that any fine imposed by the ATT may not exceed monetary limitations set forth in regulations adopted by the ATT last year, such that any fine (if imposed) may be significantly less than the original fine. NuevaTel is unable to estimate the length of time that the Ministry or the ATT will require to review the matter and no assurance as to the outcome of this review can be made. Therefore, given the lack of certainty regarding the timing and reduction of the fine, the previously recorded amount of $4.5 million continues to be accrued as of June 30, 2021.

Bolivia Tax Matter

During 2019, NuevaTel’s 2017 tax filings were selected for examination by the Bolivian tax authorities. The exam team concluded aspects of their audit and provided an assessment in June 2021, which challenged certain tax positions, including the deductibility of certain withholding taxes. The assessment totaled $2.9 million for 2017, with the potential for penalties and interest of up to approximately double the assessed amount. The potential tax effect of these positions could be in the range of approximately $2.0 million for each of the years not barred by the statute of limitations (years 2014 - 2021). NuevaTel intends to contest the proposed adjustment and has engaged an external counsel to assist with the examination process and with defending its position. Although the outcome of this process cannot be predicted with certainty, we believe it is more likely than not that we will be successful in defending our position based on legal and technical arguments. Accordingly, no reserve has been recorded related to this matter.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 17 – SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources and makes key operating decisions.

The table below presents financial information for our reportable segments and reconciles total Segment Adjusted EBITDA to Loss before income taxes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenues
New Zealand	$127,423	$101,688	$261,703	$210,138
Bolivia	30,058	33,240	65,021	77,314
Unallocated Corporate & Eliminations	88	72	176	325
Total revenues	$157,569	$135,000	$326,900	$287,777

Segment Adjusted EBITDA
New Zealand	$31,736	$26,080	$64,669	$52,253
Bolivia	(784)	(320)	2,423	4,666

Equity-based compensation	(899)	(2,844)	(1,884)	(3,866)
Transaction and other nonrecurring costs	(1,814)	(800)	(1,814)	(1,252)
Depreciation, amortization and accretion	(29,376)	(26,012)	(57,556)	(51,969)
Loss on disposal of assets and sale-leaseback transaction	(149)	(1,810)	(597)	(2,530)
Interest expense	(13,212)	(11,055)	(26,515)	(22,469)
Change in fair value of warrant liability	54	(1)	107	(51)
Debt issuance and modification costs	(7,016)	-	(7,016)	-
Other, net	415	(1,014)	2,238	(2,967)
Unallocated Corporate & Eliminations	(2,775)	(2,616)	(6,036)	(6,397)
Loss before income taxes	$(23,820)	$(20,392)	$(31,981)	$(34,582)

	As of June 30, 2021	As of December 31, 2020
Total assets
New Zealand	$596,554	$602,568
Bolivia	324,246	340,436
Unallocated Corporate & Eliminations	17,168	46,027
Total assets	$937,968	$989,031